

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 16, 2009

Mail Stop 7010

<u>Via U.S. mail</u>

David Fahy
Macquarie Equipment Leasing Fund, LLC
225 Franklin Street, 17th Floor, Suite 1700
Boston, Massachusetts 02110

Re: **Macquarie Equipment Leasing Fund, LLC**
      Registration Statement on Form S-1 Amendment No.2
      Filed on: April 2, 2009
      File No.: 333-154278

Dear Mr. Fahy:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Cover Page</u>

1. Please revise the first bulleted risk factor to clarify that all or a substantial part of the distributions may be a "return of capital" rather than a "return on capital". Please remove the implication that distributions would be treated as anything other than a return on capital only to the extent that you are returning uninvested proceeds of the offering. In this regard, we note your disclosure in the section entitled Taxation of Investors on page 79 that an investor will receive a "return of capital" to the extent that cash distributions exceed the investor's share of your taxable income, which may be lowered by among other things, deductions for depreciation. Therefore, we understand that distributions may be a return of capital regardless of whether all of the proceeds of the offering have been invested.

2. Please discuss the arrangements you have with the manager to purchase shares as an investor. Disclosure you have on the cover page and elsewhere in the document is presented as if you have already disclosed the fact that the manager will do so. Please clarify the material terms of the investment, including when and how much the manager will invest, what price per share the manager will pay

and any conditions to the investment. If the manager and the company have any agreement with regard to the investment, please file it as an exhibit to the registration statement. Please also clarify whether you intend that the manager purchase shares covered by this registration statement. We may have additional comments upon review of your response.

Risk Factors, page 18

There may be conflicts of interest between us and our manager and its affiliates, page 26

3. Since your manager anticipates being your single largest investor (see prospectus outside front cover page), please address the risks resulting from your manager's equity ownership under a separate subheading.

The Macquarie Group of Companies, page 63

4. We note that the equipment leasing division has engaged in various leasing activities and that neither the division nor your manager have previously managed an equipment leasing fund. Please clarify supplementally whether your manager, your dealer manager or any affiliates within or without the leasing division have sponsored any equipment leasing program, meaning any prior investments in which they have raised funds from passive investors in order to invest in leasing activities. We note that portions of the LLC Operating Agreement, including Section 4.2(m), contemplate this scenario. We may have additional comments upon review of your response.

Income, Losses, Distributions and Distributions Policy, page 72

5. We note your revised disclosure and response to comment 2 of our February 11, 2009 letter. It appears that your "Investor Return" disclosure is intended to explain the amount of distributions to be made to the manager and the members, and how that amount and percentage change once the investor return is achieved, all as contemplated by the NASA guidelines. Your example of potential distributions based on an assumed cashflow profile resulting in an internal rate of return of 8% per annum, continues to be ambiguous and does not seem to improve the investors' understanding of the nature and the amount of future distributions. Please revise your disclosure to enhance the investors' understanding of what an investor return is (as defined in the operating agreement) and its intended purpose, as well as remove any ambiguities.

Federal Income Tax Consequences, page 75
Opinion of Counsel, page 75

6. We note your revised disclosure in response to comment 3 of our prior letter. While you disclose that it would not be possible to determine whether the economic effect of the allocations would be substantial, you further disclose that because these allocations do not vary from year to year or investor to investor, they probably "do not present any material substantiality issues". It is unclear what it is intended by the term "material substantiality issues". In light of your current disclosure, please expand your discussion to explain what the substantiality test is for purposes of determining the substantial economic effects of the allocations of income and loss to the members. As presented, the degree of uncertainty and the potential risks to the investors are difficult to ascertain.

Redemption of Shares, page 105

7. We note your revised disclosure related to the redemption price. Since the price per share will not be less than $9 (the DRP price per share), even in the event that a participating selling dealer reduces its selling commission as a volume discount (see page 107), please revise your disclosure to indicate the actual range of redemption prices that the company may pay for the shares.

*　　*　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

David Fahy
Macquarie Equipment Leasing Fund, LLC
April 16, 2009
Page 5

You may contact Melisa Rocha, Staff Accountant, at (202) 551-3854 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: **Via facsimile @ (901) 577-0737**

Matthew S. Heiter, Esq.
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
165 Madison Avenue, Suite 2000
Memphis, Tennessee 38103